UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month and six-month periods ended June 30, 2026 and 2025.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month and six-month periods ended June 30, 2026 and 2025

GEOPARK LIMITED

June 30, 2026

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

June 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month	Six-month	Six-month
		period ended	period ended	period ended	period ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	143,325	119,787	271,698	257,136
Production and operating costs	5	(53,064)	(32,597)	(90,715)	(68,034)
Geological and geophysical expenses	6	(1,749)	(2,949)	(4,521)	(5,402)
Administrative expenses	7	(10,717)	(9,120)	(18,551)	(18,176)
Selling expenses	8	(4,447)	(2,965)	(13,207)	(5,133)
Depreciation		(30,063)	(28,988)	(56,050)	(61,033)
Write-off of unsuccessful exploration efforts	11	(2,031)	—	(3,778)	(5,883)
Impairment loss for non-financial assets	11	—	(30,989)	—	(30,989)
Other (expenses) income, net (a)		(437)	(5,047)	13,953	(4,938)
OPERATING PROFIT		40,817	7,132	98,829	57,548
Financial expenses	9	(18,415)	(19,047)	(35,928)	(43,883)
Financial income	9	2,768	9,172	4,312	12,396
Foreign exchange loss	9	(1,765)	—	(2,310)	(3,288)
PROFIT (LOSS) BEFORE INCOME TAX		23,405	(2,743)	64,903	22,773
Income tax expense	10	(9,400)	(7,592)	(30,715)	(20,039)
PROFIT (LOSS) FOR THE PERIOD		14,005	(10,335)	34,188	2,734
Earnings (Losses) per share (in US$). Basic		0.22	(0.20)	0.57	0.05
Earnings (Losses) per share (in US$). Diluted		0.21	(0.20)	0.56	0.05
(a)	During the six-month period ended June 30, 2026, it includes (i) a US$ 25,000,000 break-up fee received from the unconsummated acquisition of Frontera Energy’s E&P assets (see Note 19), (ii) related transactions costs incurred in connection with such unconsummated acquisition, (iii) other non-recurring costs associated with corporate transactions, including the strategic equity investment by Grupo Gilinski (see Note 13), and (iv) a temporary net worth tax applicable to legal entities in Colombia for the 2026 tax year.

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

June 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit (Loss) for the period	14,005	(10,335)	34,188	2,734
Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	87	(7)	255	12
Profit (Loss) on cash flow hedges (a)	105,619	14,517	(35,903)	15,319
Income tax (expense) benefit relating to cash flow hedges	(47,528)	(4,904)	13,939	(5,402)
Other comprehensive profit (loss) for the period	58,178	9,606	(21,709)	9,929
Total comprehensive profit (loss) for the period	72,183	(729)	12,479	12,663

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

June 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At June 30, 2026	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2025
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	821,127	775,686
Right-of-use assets		18,911	20,496
Prepayments and other receivables	12	4,352	3,990
Other financial assets		14	12
Deferred income tax asset		24,083	20,579
TOTAL NON CURRENT ASSETS		868,487	820,763
CURRENT ASSETS
Inventories		7,807	12,379
Trade receivables		51,929	39,095
Prepayments and other receivables	12	41,662	42,394
Derivative financial instrument assets	17	2,564	25,498
Other financial assets		1,329	—
Cash and cash equivalents		316,259	100,318
TOTAL CURRENT ASSETS		421,550	219,684
TOTAL ASSETS		1,290,037	1,040,447
EQUITY
Equity attributable to owners of the Company
Share capital	13	65	52
Share premium	13	190,259	79,716
Translation reserve		(11,351)	(11,606)
Other reserves		5,680	27,644
Retained earnings		179,861	149,991
TOTAL EQUITY		364,514	245,797
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	14	441,567	535,080
Lease liabilities		20,981	18,889
Provisions and other long-term liabilities	15	30,823	24,630
Deferred income tax liability		71,834	78,821
TOTAL NON CURRENT LIABILITIES		565,205	657,420
CURRENT LIABILITIES
Borrowings	14	192,471	18,467
Lease liabilities		5,116	7,106
Derivative financial instrument liabilities	17	20,212	620
Current income tax liabilities		3,308	—
Trade and other payables	16	139,211	111,037
TOTAL CURRENT LIABILITIES		360,318	137,230
TOTAL LIABILITIES		925,523	794,650
TOTAL EQUITY AND LIABILITIES		1,290,037	1,040,447

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

June 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					earnings
	Share	Share	Translation	Other	(Accumulated
Amount in US$ ´000	Capital	Premium	Reserve	Reserve	losses)	Total
Equity at January 1, 2025	51	73,750	(11,590)	15,053	126,027	203,291
Comprehensive income:
Profit for the six-month period	—	—	—	—	2,734	2,734
Other comprehensive profit for the period	—	—	12	9,917	—	9,929
Total comprehensive profit for the period ended June 30, 2025	—	—	12	9,917	2,734	12,663
Transactions with owners:
Share-based payment	1	4,759	—	—	(2,207)	2,553
Cash distribution	—	—	—	—	(15,084)	(15,084)
Total transactions with owners for the period ended June 30, 2025	1	4,759	—	—	(17,291)	(12,531)
Balance at June 30, 2025 (Unaudited)	52	78,509	(11,578)	24,970	111,470	203,423

Equity at January 1, 2026	52	79,716	(11,606)	27,644	149,991	245,797
Comprehensive income:
Profit for the six-month period	—	—	—	—	34,188	34,188
Other comprehensive profit (loss) for the period	—	—	255	(21,964)	—	(21,709)
Total comprehensive profit (loss) for the period ended June 30, 2026	—	—	255	(21,964)	34,188	12,479
Transactions with owners:
Issue of share capital (Note 13)	13	106,987	—	—	—	107,000
Share-based payment	—	3,556	—	—	(892)	2,664
Cash distribution	—	—	—	—	(3,426)	(3,426)
Total transactions with owners for the period ended June 30, 2026	13	110,543	—	—	(4,318)	106,238
Balance at June 30, 2026 (Unaudited)	65	190,259	(11,351)	5,680	179,861	364,514

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

June 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Six-month	Six-month
	period ended	period ended
	June 30, 2026	June 30, 2025
Amounts in US$ ´000	(Unaudited)	(Unaudited)
Operating activities
Profit for the period	34,188	2,734
Adjustments for:
Income tax expense	30,715	20,039
Depreciation	56,050	61,033
Loss on disposal of property, plant and equipment	76	29
Impairment loss for non-financial assets	—	30,989
Write-off of unsuccessful exploration efforts	3,778	5,883
Borrowings cancellation costs	—	1,262
Amortization of other long-term liabilities	(46)	(45)
Accrual of borrowing interests	25,172	25,512
Unwinding of long-term liabilities	2,469	2,847
Accrual of share-based payment	2,664	2,553
Foreign exchange loss	3,158	4,067
Income tax paid (a)	(5,295)	(85,539)
Change in working capital (b)	5,480	(157,171)
Cash flows from (used in) operating activities - net	158,409	(85,807)
Investing activities
Purchase of property, plant and equipment	(98,359)	(46,551)
Unconsummated transaction in Argentina (c)	—	38,000
Proceeds from divestment of long-term assets (d)	1,838	16,038
Cash flows from (used in) investing activities - net	(96,521)	7,487
Financing activities
Proceeds from issuance of shares (Note 13)	107,000	—
Proceeds from borrowings (Note 14)	77,000	550,000
Debt issuance costs paid	—	(5,034)
Principal paid	—	(444,384)
Interest paid	(23,870)	(16,121)
Lease payments	(2,616)	(2,931)
Cash distribution	(3,426)	(15,084)
Cash flows from financing activities - net	154,088	66,446
Net increase (decrease) in cash and cash equivalents	215,976	(11,874)
Cash and cash equivalents at January 1	100,318	276,750
Currency translation differences	(35)	1,162
Cash and cash equivalents at the end of the period	316,259	266,038
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	316,257	266,029
Cash in hand	2	9
Cash and cash equivalents	316,259	266,038

(a)	Includes self-withholding taxes of US$ 5,295,000 and US$ 7,786,000 during the six-month periods ended June 30, 2026 and 2025, respectively.
(b)	Includes withholding taxes from clients of US$ 9,720,000 and US$ 7,169,000 during the six-month periods ended June 30, 2026 and 2025, respectively. In 2025, it also included a partial repayment of an advance payment drawn from the offtake and prepayment agreement with Vitol of US$ 149,137,000 (see Note 29.1 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(c)	Reimbursement of advance payment for a proposed acquisition in Argentina (see Note 34.5 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(d)	Net cash received from the divestments of the Manati gas field in Brazil, the Perico and Espejo Blocks in Ecuador and the Llanos 32 Block in Colombia (see Note 34.2, 34.3 and 34.4, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The registered office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Latin America.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 3, 2026.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2025, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2025, that apply for the first time in 2026, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2025.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2025.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming fifteen months.

As of June 30, 2026, the Group maintained a cash position of US$ 316,259,000, had access to up to US$ 280,000,000 of committed prepayment facilities with Vitol C.I. Colombia S.A.S. (“Vitol”), a US$ 95,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and US$ 170,550,000 in uncommitted credit lines (including US$ 72,500,000 in Argentina). Additionally, GeoPark Argentina S.A., the Group’s Argentine subsidiary, has approval from the Argentine securities regulator to issue up to US$ 500,000,000 in debt securities and, in February 2026, entered into an unsecured committed credit facility with Banco Galicia y Buenos Aires S.A. for up to US$ 38,000,000.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of June 30, 2026:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited (United Kingdom)
0.2%
100%
GeoPark Colombia S.L.U. (Spain)
4.1%
99.9%
100%
100%
GeoPark Brasil Exploração e Produção de Petróleo e Gas Ltda. (Brazil)
GeoPark Colombia S.A.S. (Colombia)
GeoPark Americas S.A.S. (Colombia)
95.7%
100%
GeoPark Argentina S.A. (Argentina)
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch (Colombia)

Details of the subsidiaries and joint operations of the Group are set out in Note 19 to the annual consolidated financial statements as of and for the year ended December 31, 2025.

Note 2

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance results, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Six-month period ended June 30, 2026:

Amounts in US$ ´000	Total	Colombia	Argentina	Other (a)	Corporate
Revenue	271,698	253,289	18,409	—	—
Sale of crude oil	323,062	304,693	18,369	—	—
Sale of gas	40	—	40	—	—
Commodity risk management contracts designated as cash flow hedges	(51,404)	(51,404)	—	—	—
Production and operating costs	(90,715)	(81,215)	(9,500)	—	—
Royalties in cash	(6,234)	(3,971)	(2,263)	—	—
Economic rights in cash	(2,553)	(2,553)	—	—	—
Share-based payment	(144)	(116)	(28)	—	—
Operating costs	(81,784)	(74,575)	(7,209)	—	—
Depreciation	(56,050)	(51,308)	(4,742)	—	—
Adjusted EBITDA	144,383	144,529	3,885	(572)	(3,459)

Six-month period ended June 30, 2025:

Amounts in US$ '000	Total	Colombia	Argentina	Other (a)	Corporate
Revenue	257,136	243,477	—	13,240	419
Sale of crude oil	251,388	238,824	—	12,564	—
Sale of purchased crude oil	419	—	—	—	419
Sale of gas	676	—	—	676	—
Commodity risk management contracts designated as cash flow hedges	4,653	4,653	—	—	—
Production and operating costs	(68,034)	(60,583)	—	(7,134)	(317)
Royalties in cash	(2,460)	(2,414)	—	(46)	—
Economic rights in cash	(1,635)	(1,635)	—	—	—
Share-based payment	(246)	(218)	—	(28)	—
Operating costs	(63,693)	(56,316)	—	(7,060)	(317)
Depreciation	(61,033)	(56,650)	—	(4,383)	—
Adjusted EBITDA	159,455	161,326	(2,138)	2,899	(2,632)
(a)	Includes the Brazil and Ecuador segments. The divestments of working interests in the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador were completed in December 2025 (see Notes 34.2 and 34.3, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).

Note 2 (Continued)

Segment information (Continued)

Total Assets	Total	Colombia	Argentina	Other (a)	Corporate (b)
June 30, 2026	1,290,037	991,761	198,687	8,680	90,909
December 31, 2025	1,040,447	867,288	158,596	10,239	4,324
(a)	Includes the Brazil and Ecuador segments. The divestments of working interests in the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador were completed in December 2025 (see Notes 34.2 and 34.3, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(b)	The increase in 2026 mainly relates to cash received from the equity investment by Grupo Gilinski (see Note 13).

A reconciliation of Adjusted EBITDA to Profit for the period is provided as follows:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Adjusted EBITDA	73,101	71,511	144,383	159,455
Depreciation (a)	(30,063)	(28,988)	(56,050)	(61,033)
Write-off of unsuccessful exploration efforts	(2,031)	—	(3,778)	(5,883)
Impairment loss for non-financial assets	—	(30,989)	—	(30,989)
Share-based payment	(1,290)	(1,020)	(2,664)	(2,553)
Lease accounting - IFRS 16	1,349	1,442	2,616	2,931
Others (b)	(249)	(4,824)	14,322	(4,380)
Operating profit	40,817	7,132	98,829	57,548
Financial expenses	(18,415)	(19,047)	(35,928)	(43,883)
Financial income	2,768	9,172	4,312	12,396
Foreign exchange loss	(1,765)	—	(2,310)	(3,288)
Profit (loss) before income tax	23,405	(2,743)	64,903	22,773
Income tax expense	(9,400)	(7,592)	(30,715)	(20,039)
Profit (loss) for the period	14,005	(10,335)	34,188	2,734
(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects. During the six-month period ended June 30, 2026, it also includes (i) a US$ 25,000,000 break-up fee received from the unconsummated acquisition of Frontera Energy’s E&P assets (see Note 19), (ii) related transactions costs incurred in connection with such unconsummated acquisition, (iii) other non-recurring costs associated with corporate transactions, including the strategic equity investment by Grupo Gilinski (see Note 13), and (iv) a temporary net worth tax applicable to legal entities in Colombia for the 2026 tax year.

Note 3

Revenue

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ ´000	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Sale of crude oil	184,494	114,243	323,062	251,388
Sale of purchased crude oil	—	—	—	419
Sale of gas	11	676	40	676
Commodity risk management contracts designated as cash flow hedges (a)	(41,180)	4,868	(51,404)	4,653
	143,325	119,787	271,698	257,136
(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and zero-premium 3 ways (put spread plus call) and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting, thus alleviating possible liquidity needs under the instruments and protecting the Group from potential non-performance risk by its counterparties.

The Group’s derivatives are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized under Other Reserves within Equity. The gains or losses relating to the ineffective portion, if any, are recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss, and are included as part of the Revenue line item in the Condensed Consolidated Statement of Income (see Note 3).

The following table summarizes the Group’s production hedged during the six-month period ended June 30, 2026, and for the following periods as a consequence of the derivative contracts in force as of June 30, 2026:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.00 Put 70.93 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium 3 Ways	7,000	50.00-65.00 Put 73.86 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium Collars	1,000	68.00 Put 77.40 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium 3 Ways	12,000	50.83-64.58 Put 73.78 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium Collars	2,000	67.00 Put 74.06 Call
July 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	2,000	50.00-65.00 Put 69.35 Call
July 1, 2026 - September 30, 2026	ICE BRENT	Zero Premium 3 Ways	13,000	51.15-64.77 Put 71.74 Call
October 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	18,000	51.11-64.28 Put 71.43 Call
January 1, 2027 - March 31, 2027	ICE BRENT	Zero Premium 3 Ways	18,000	51.50-65.00 Put 71.25 Call
January 1, 2027 - March 31, 2027	ICE BRENT	Zero Premium Collars	3,500	75.00 Put 91.25 Call
April 1, 2027 - June 30, 2027	ICE BRENT	Zero Premium 3 Ways	21,000	50.57-67.86 Put 77.26 Call
July 1, 2027 - September 30, 2027	ICE BRENT	Zero Premium 3 Ways	17,000	50.00-72.29 Put 82.80 Call
October 1, 2027 - December 31, 2027	ICE BRENT	Zero Premium 3 Ways	15,000	50.00-71.93 Put 81.42 Call

As of June 30, 2026, the Group had a derivative liability of US$ 20,212,000 related to commodity risk management contracts (see Note 17). This balance includes US$ 6,486,000 of amounts realized in June and settled in cash in July 2026, with the remaining US$ 13,726,000 corresponding to the unrealized mark-to-market valuation of outstanding positions as of period end, primarily driven by the increase in the forward oil price curve (see Note 20).

Note 5

Production and operating costs

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ ´000	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Staff costs	5,965	4,293	11,135	7,668
Share-based payment	59	88	144	246
Royalties in cash	3,544	1,269	6,234	2,460
Economic rights in cash	1,689	789	2,553	1,635
Well and facilities maintenance	4,937	6,180	10,538	11,468
Operation and maintenance	4,807	1,389	8,814	2,821
Consumables (a)	11,632	6,057	19,802	13,782
Equipment rental	2,895	1,945	5,184	3,788
Transportation costs	1,559	1,090	2,413	2,307
Field camp	1,789	1,183	2,893	2,429
Safety and insurance costs	882	982	1,795	1,653
Personnel transportation	564	721	1,353	1,344
Consultant fees	564	670	807	1,200
Non-operated blocks costs	6,645	4,548	11,085	10,339
Crude oil stock variation	4,318	845	3,146	2,799
Purchased crude oil	—	317	—	317
Other costs	1,215	231	2,819	1,778
	53,064	32,597	90,715	68,034
(a)	During the six-month period ended June 30, 2026, consumables include increased electricity costs incurred primarily in the Llanos 34 Block, amounting to US$ 12,044,000 (US$ 7,060,000 for the same period in 2025), mainly attributable to higher electricity tariffs in Colombia associated with reduced hydroelectric generation, increased thermal generation and higher electricity demand.

Note 6

Geological and geophysical expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ ´000	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Staff costs	1,565	1,732	3,564	3,603
Share-based payment	3	23	7	106
Allocation to capitalized project	(188)	(223)	(369)	(558)
Other services	369	1,417	1,319	2,251
	1,749	2,949	4,521	5,402

Note 7

Administrative expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ ´000	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Staff costs	7,145	6,260	13,776	12,824
Share-based payment	1,228	907	2,513	2,197
Consultant fees	1,561	1,541	2,989	2,901
Safety and insurance costs	634	779	1,178	1,554
Travel expenses	385	207	598	296
Non-operated blocks expenses	289	281	242	533
Director fees and allowance	121	120	239	220
Communication and IT costs	1,237	683	1,304	1,341
Allocation to joint operations	(2,629)	(2,328)	(5,042)	(4,887)
Other administrative expenses	746	670	754	1,197
	10,717	9,120	18,551	18,176

Note 8

Selling expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ ´000	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Staff costs	156	120	306	244
Share-based payment	—	2	—	4
Transportation (a)	3,367	1,128	10,966	2,178
Selling taxes and other	924	1,715	1,935	2,707
	4,447	2,965	13,207	5,133
(a)	The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a commercial arrangement with BP Products North America Inc. from August 2025 to April 2026. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.

Note 9

Financial results

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ ´000	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Financial expenses
Bank charges and other financial costs (a)	(3,968)	(3,904)	(8,287)	(9,284)
Borrowings cancellation costs (b)	—	—	—	(6,240)
Interest and amortization of debt issue costs	(13,077)	(13,745)	(25,172)	(25,512)
Unwinding of long-term liabilities	(1,370)	(1,398)	(2,469)	(2,847)
	(18,415)	(19,047)	(35,928)	(43,883)
Financial income
Interest received	2,768	4,194	4,312	7,418
Borrowings cancellation gain (c)	—	4,978	—	4,978
	2,768	9,172	4,312	12,396
Foreign exchange gains and losses
Foreign exchange (loss) gain	(5,337)	(999)	(5,722)	(5,588)
Realized result on currency risk management contracts (d)	691	779	848	779
Unrealized result on currency risk management contracts (d)	2,881	220	2,564	1,521
	(1,765)	—	(2,310)	(3,288)
Total financial results	(17,412)	(9,875)	(33,926)	(34,775)
(a)	During the six-month period ended June 30, 2026, includes withholding taxes associated with cross-border financing of US$ 3,416,000 (US$ 3,780,000 for the same period in 2025).
(b)	One-off non-cash charge resulting from the accelerated amortization of deferred issuance costs associated with the Notes due 2027 following their partial repurchase in January 2025 (see Note 25 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(c)	One-off gain from the repurchase of Notes due 2030 below par value in June 2025 (see Note 25 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(d)	During the six-month period ended June 30, 2026, it relates to results from a cross-currency swap used to hedge foreign exchange exposure on a local debt with Citibank in Colombia (see Note 14).

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ ´000	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Current income tax expense	(9,808)	(5,414)	(27,267)	(33,398)
Deferred income tax benefit (expense)	408	(2,178)	(3,448)	13,359
	(9,400)	(7,592)	(30,715)	(20,039)

The Group’s consolidated effective tax rate was 40% and -277% for the three-month periods ended June 30, 2026 and 2025, respectively, and 47% and 88% for the six-month periods ended June 30, 2026 and 2025, respectively.

As of June 30, 2026 and 2025, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 10% for 2026, and therefore, the applicable statutory income tax rate in Colombia for 2026 would be 45%.

Note 10 (Continued)

Income tax (Continued)

The Group’s consolidated effective tax rate of 40% for the three-month period ended June 30, 2026, which is lower than the applicable statutory income tax rate in Colombia, is mainly driven by the effect of fluctuations of the Colombian peso on deferred income taxes (the Colombian peso revalued by 6% during the three-month period ended June 30, 2026).

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ ´000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2025	1,034,846		14,231	192,512	4,363	24,106	100,954		1,371,012
Additions	724	(a)	494	—	5	29,903	16,149		47,275
Write-offs / Impairment	(18,111)	(c)	—	—	—	—	(18,761)	(d)	(36,872)
Transfers	20,894		—	12,355	12	(31,080)	(2,181)		—
Currency translation differences	3,023		38	253	7	20	13		3,354
Disposals	—		(538)	—	(94)	—	—		(632)
Divestment of long-term assets (b)	(97,529)		(193)	(8,148)	—	(329)	—		(106,199)
Cost at June 30, 2025	943,847		14,032	196,972	4,293	22,620	96,174		1,277,938

Cost at January 1, 2026	1,090,004		14,508	204,017	4,301	32,489	96,009		1,441,328
Additions	5,190	(a)	565	—	112	95,891	1,791		103,549
Write-offs / Impairment	—		—	—	—	—	(3,778)	(e)	(3,778)
Transfers	41,035		—	8,800	—	(50,331)	496		—
Currency translation differences	—		—	—	—	—	16		16
Disposals	—		(401)	—	—	—	—		(401)
Cost at June 30, 2026	1,136,229		14,672	212,817	4,413	78,049	94,534		1,540,714

Depreciation and write-down at January 1, 2025	(529,718)		(11,807)	(85,759)	(3,237)	—	—		(630,521)
Depreciation	(51,326)		(767)	(7,005)	(127)	—	—		(59,225)
Currency translation differences	(2,665)		(37)	(235)	(7)	—	—		(2,944)
Disposals	—		509	—	94	—	—		603
Divestment of long-term assets (b)	73,283		187	7,498	—	—	—		80,968
Depreciation and write-down at June 30, 2025	(510,426)		(11,915)	(85,501)	(3,277)	—	—		(611,119)

Depreciation and write-down at January 1, 2026	(556,226)		(12,700)	(93,318)	(3,398)	—	—		(665,642)
Depreciation	(45,217)		(688)	(8,271)	(94)	—	—		(54,270)
Disposals	—		325	—	—	—	—		325
Depreciation and write-down at June 30, 2026	(601,443)		(13,063)	(101,589)	(3,492)	—	—		(719,587)

Carrying amount at June 30, 2025	433,421		2,117	111,471	1,016	22,620	96,174		666,819
Carrying amount at June 30, 2026	534,786		1,609	111,228	921	78,049	94,534		821,127
(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to the divestments of non-operated working interests in the Llanos 32 Block in Colombia, the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador (see Note 34.4, 34.2 and 34.3, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(c)	Corresponds to an impairment charge related to the divestment process in Ecuador.
(d)	Corresponds to one exploratory well drilled in the PUT-8 Block in Colombia of US$ 5,883,000, and an impairment charge related to the divestment process in Ecuador of US$ 12,878,000.
(e)	Corresponds to one exploration well drilled in the Llanos 104 Block in Colombia.

Note 12

Prepayments and other receivables

	At	Year ended
Amounts in US$ ´000	June 30, 2026	December 31, 2025
V.A.T.	5,282	2,264
Income tax payments in advance	3,904	13,153
Other prepaid taxes	1,739	965
To be recovered from co-venturers	16,801	14,610
Prepayments and other receivables	18,288	15,392
	46,014	46,384
Classified as follows:
Current	41,662	42,394
Non-current	4,352	3,990
	46,014	46,384

Note 13

Equity

Share capital

	At	Year ended
Issued share capital	June 30, 2026	December 31, 2025
Common stock (US$ ´000)	65	52
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	64,896,377	51,707,198
Total common shares in issue	64,896,377	51,707,198

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

As of June 30, 2026, the Company held 11,035,636 (11,348,762 as of December 31, 2025) common shares in treasury, which had been repurchased under the share buyback programs. Treasury shares are recorded as a deduction from equity and are not entitled to vote or receive dividends. Accordingly, the number of shares outstanding used for earnings-per-share calculations excludes treasury shares. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares.

Note 13 (Continued)

Equity (Continued)

Strategic equity investment by Grupo Gilinski

On March 5, 2026, GeoPark Limited entered into a share purchase agreement (the “SPA”) with Colden Investments S.A. (“Colden”), an affiliate of Jaime Gilinski, who leads Grupo Gilinski. Under the SPA, Colden invested US$ 107,000,000 to acquire 12,876,053 newly issued common shares of the Company at a price of US$ 8.31 per share. Following the closing of the transaction, Colden held approximately 20% of the Company’s outstanding common shares and became the Company’s largest shareholder.

Pursuant to the SPA, Colden is entitled to nominate two directors to the Company’s nine-member Board of Directors at that ownership level, subject to applicable corporate governance procedures and NYSE requirements. In addition, the SPA includes, among other provisions, an eighteen-month lock-up commitment, certain approval rights while maintaining a minimum 15% ownership stake, and ownership limitations requiring Board approval for increases above 32% during the first twelve months. Gabriel Gilinski was appointed to fill a vacancy on the Board.

During March 2026, Colden and Spaldy Investments Limited, both controlled by Jaime Gilinski, increased their ownership through open market purchases and, as of March 31, 2026, held approximately 25.8% of the Company’s outstanding common shares. In April 2026, their combined ownership further increased to approximately 28%. Under the SPA, upon reaching 28% or more of the Company’s outstanding common shares, Colden becomes entitled to nominate up to three directors to the Company’s nine-member Board, subject to customary corporate governance procedures, applicable law and NYSE requirements. If entitled to nominate three directors, at least one of the Colden nominees must qualify as an independent director under applicable standards. In April 2026, Colden exercised these nomination rights by nominating Gabriel Gilinski, Dorita Gilinski and Camilo Martínez (collectively, the "Colden Nominees") in accordance with the terms of the SPA and the Company's Corporate Governance Guidelines. At the Company's Annual General Meeting (“AGM”) held in July 2026, the Colden Nominees were duly elected as directors to serve until the next AGM of the Company.

Cash distributions

In February and May 2026, the Company’s Board of Directors declared cash dividends of US$ 0.03 and US$ 0.023 per share, which were paid on March 31, 2026 and June 4, 2026 respectively.

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized under Other Reserves within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During the six-month period ended June 30, 2026, a realized loss of US$ 51,404,000 on commodity risk management contracts was reclassified to the Condensed Consolidated Statement of Income.

Note 14

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	June 30, 2026	December 31, 2025
Notes due 2030
Nominal amount	441,679	441,679
Unamortized debt issuance costs	(3,112)	(3,469)
Accrued interests	16,095	16,095
	454,662	454,305
Notes due 2027
Nominal amount	94,667	94,667
Unamortized debt issuance costs	(422)	(797)
Accrued interests	2,372	2,372
	96,617	96,242

Local debt in Colombia and Argentina (a)	82,759	3,000
	82,759	3,000
Total borrowings	634,038	553,547

Classified as follows:

Current	192,471	18,467
Non-Current	441,567	535,080
(a)	Includes local borrowings in Colombia and Argentina as described below.

In December 2025, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia Panamá, S.A. for an amount of US$ 3,000,000 to finance sustainable capital requirements associated with the Orinoquia Regenera project in Colombia. The loan carries a variable interest rate of SOFR risk-free rate plus a margin of 1.8% per annum and matures on December 20, 2029. Principal is repayable semi-annually in equal installments following a grace period of two years, and interest is payable semi-annually on the outstanding balance.

In January 2026, GeoPark Colombia S.A.S. obtained two short-term loans from Bancolombia Panamá, S.A. totaling US$ 25,000,000 (US$ 17,000,000 and US$ 8,000,000) to fund the advance payment related to the unconsummated acquisition of Frontera Energy’s E&P assets in Colombia (see Note 19). The loans were disbursed on January 23, 2026. In February 2026, the terms of these loans were amended, and the loans were restructured to bear interest at a fixed annual rate of 5.06320% and to mature on February 3, 2027.

In February 2026, GeoPark Colombia S.A.S. obtained a short-term loan from Citibank Colombia S.A. for an aggregate principal amount of Colombian Pesos 145,280,000,000 (equivalent to US$ 40,000,000) to support liquidity and working capital requirements in Colombia following the advance payment related to the unconsummated acquisition of Frontera Energy’s E&P assets in Colombia (see Note 19). The loan was disbursed on February 6, 2026, bears interest at a floating rate of IBR (the Colombian interbank reference rate) plus 1.53% per annum, and matures on February 3, 2027. In connection with this borrowing, the Group entered into a cross-currency swap arrangement with Citibank N.A., New York to hedge the foreign exchange exposure associated with the loan and to secure the Colombian peso cash flows required to service principal and interest payments.

In June 2026, GeoPark Argentina S.A. obtained two short-term loans from Banco de Galicia y Buenos Aires S.A. totaling US$ 12,000,000 (equivalent to an aggregate amount of Argentine Pesos 17,332,500,000 at the respective disbursement dates) to finance working capital requirements. After the balance sheet date, in July 2026, GeoPark Argentina S.A. obtained two additional short-term loans from Banco de Galicia y Buenos Aires S.A. and Banco Supervielle S.A., respectively, totaling US$ 15,000,000 (equivalent to Argentine Pesos 22,222,000,000 at the respective disbursement dates), also to finance working capital requirements.

Note 15

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	June 30, 2026	December 31, 2025
Assets retirement obligation	18,802	13,397
Deferred income	618	611
Other	11,403	10,622
	30,823	24,630

Note 16

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	June 30, 2026	December 31, 2025
V.A.T.	13,037	3,683
Trade payables (a)	103,812	80,649
Customer advance payments	—	2,182
Staff costs to be paid	10,672	14,177
Royalties to be paid	1,537	1,307
Taxes and other debts to be paid	9,980	8,331
To be paid to co-venturers	173	708
	139,211	111,037
(a)	The increase was mainly due to higher outstanding payables associated with capital expenditures in Argentina, which were paid during July 2026.

Note 17

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of June 30, 2026, and December 31, 2025, on a recurring basis:

			At
Amounts in US$ ´000	Level 1	Level 2	June 30, 2026
Assets
Derivative financial instrument assets
Currency risk management contracts	—	2,564	2,564
Total Assets	—	2,564	2,564
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	20,212	20,212
Total Liabilities	—	20,212	20,212

			At
Amounts in US$ ´000	Level 1	Level 2	December 31, 2025
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	25,474	25,474
Energy cost risk management contracts		24	24
Total Assets	—	25,498	25,498
Liabilities
Derivative financial instrument liabilities
Energy cost risk management contracts	—	620	620

Total Liabilities	—	620	620

Note 17 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of June 30, 2026.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 97% of its carrying amount, including interest accrued as of June 30, 2026. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 18

Capital commitments

Capital commitments are detailed in Note 32.2 to the annual consolidated financial statements as of December 31, 2025. The following update has taken place during the six-month period ended June 30, 2026:

Colombia

●	Llanos 86 Block: On June 19, 2026, the Colombian National Hydrocarbons Agency ("ANH") approved GeoPark's request to extend Phase 1 of the exploration period until December 19, 2027. As part of the extension, GeoPark committed to drill one exploratory well before December 19, 2027.

Note 19

Business transactions

Proposed acquisition of Frontera Energy’s Colombian E&P assets (not consummated)

On January 29, 2026, GeoPark entered into an agreement with Frontera Energy Corporation (“Frontera”) to acquire 100% of Frontera Petroleum International Holdings B.V. (“Frontera International”), which consisted exclusively of oil and gas exploration and production assets in Colombia. On February 2, 2026, GeoPark paid an initial deposit of US$ 75,000,000, with the remaining balance payable at closing, subject to regulatory approvals and customary closing conditions.

On March 5, 2026, Frontera announced that its board of directors had determined that a binding offer from Parex Resources Inc. to acquire the Frontera E&P Assets constituted a “Superior Proposal” under the arrangement agreement with GeoPark, and that the five-business-day matching period had commenced.

Following such notification and after evaluating its match right, on March 9, 2026, GeoPark announced its decision not to raise its offer. As a result, on March 11, 2026, GeoPark received a US$ 25,000,000 break-up fee, which was recognized as a gain within the ‘Other income (expenses), net’ line item in the Condensed Consolidated Statement of Income. On March 13, 2026, the escrow deposit of US$ 75,000,000 was returned together with accrued interest of US$ 258,000.

Note 20

Oil price volatility

During the second quarter of 2026, crude oil markets experienced high price volatility driven primarily by geopolitical developments in the Middle East and the resulting uncertainty over global oil supply and shipping routes through the Strait of Hormuz. Brent crude prices, which were approximately US$ 60 per barrel at the beginning of the year, remained at elevated levels throughout most of the quarter, averaging approximately US$ 97 per barrel, reaching a peak of approximately US$ 118 per barrel, before declining to approximately US$ 73 per barrel by the end of June 2026 following the announcement of a Memorandum of Understanding between the United States and Iran and improving expectations regarding the normalization of regional oil exports.

While the higher oil price environment increased the Group's revenues, the overall financial impact was partially offset by the effects of existing commodity hedging arrangements and price-linked contractual and fiscal mechanisms. Higher crude prices increased royalties, contractual price-sharing mechanisms and tax surcharges, while realized prices were partially limited by hedge ceilings. The extent to which these factors may continue to affect future results will depend on commodity prices, geopolitical developments and market conditions.

Subsequent to June 30, 2026, Brent crude prices remained volatile, trading between approximately US$ 71 and US$ 100 per barrel during July and averaging approximately US$ 82 per barrel by the end of month. These fluctuations continued to be driven by geopolitical developments in the Middle East, including renewed tensions between the United States and Iran and disruptions affecting shipping through the Strait of Hormuz.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: August 4, 2026